United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Minutes of Meeting	3
Signature Page	5

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

TRANSLATED EXTRACT FROM

THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

On March 2, 2019, at 10:00 PM, a special meeting was held by teleconference, pursuant to article 12, sole paragraph, of the bylaws of Vale SA (“Vale”), with members Mr. Gueitiro Matsuo Genso, chairman, Fernando Jorge Buso Gomes, vice chairman, Dan Conrado, Denise Pauli Pavarina, Eduardo Refinetti Guardia, Isabella Saboya de Albuquerque, Marcel Juviniano Barros, Ney Roberto Ottoni de Brito, Sandra Maria Guerra de Azevedo, Toshiya Asahi and alternate members Mr. Eduardo de Oliveira Rodrigues Filho and Mr. Raimundo Nonato Alves Amorim in attendance. Mr. Luiz Gustavo Gouvêa, of Corporate Governance Secretary of Vale, took the minutes.  Accordingly, the following resolutions were agreed unanimously:  “3.1.1 TEMPORARY LEAVE AND AMENDMENT OF THE COMPOSITION OF THE EXECUTIVE BOARD — Considering the correspondences received today from Messrs. Fabio Schvartsman and Gerd Peter Poppinga (i) taking notice of Recommendation No. 11/2019 of the Federal Public Ministry and the Public Prosecutor’s Office of the State of Minas Gerais, together with the Federal Police and the Civil Police of the State of Minas Gerais, whereby these authorities recommended that Messrs. Schvartsman and Poppinga temporarily step down from their respective positions as Chief Executive Officer and Executive Officer of Ferrous and Coal of Vale until the authorities conclude their investigations into the causes and circumstances of the rupture of the B1 dam at the Córrego do Feijão Mine in the city of Brumadinho in Minas Gerais (ii) noting that they are absolutely convinced that they have always acted within the strictest legality in the exercise of their functions, and (iii) requesting temporary leave from their positions until the authorities conclude their investigations into the causes and circumstances of the rupture of the B1 dam at the Córrego do Feijão Mine in the city of Brumadinho in Minas Gerais, as stated in the aforementioned correspondences included as Annexes I and II to these minutes; the Board of Directors accepted these executives’ requests for temporary leave from their positions and, consequently, according to the previously discussed interim plan, approved (i) the appointment of Mr. EDUARDO DE SALLES BARTOLOMEO, a Brazilian citizen, married, engineer, bearing identity card IFP / RJ no. 053253845, registered with the CPF / MF under no. 845.567.307-91, with a business address at Praia de Botafogo 186, 20th floor, in the City of Rio de Janeiro, RJ, as Vale’s Acting Chief Executive Officer; and Mr. CLAUDIO DE OLIVEIRA ALVES, Brazilian, married, production engineer, bearing identity card IFP / RJ no. 74407040, registered with the CPF / MF under no. 966.391.727-04, with a business address at Praia de Botafogo 186, 20th floor, in the City of Rio de Janeiro, RJ, as Vale’s Acting Executive Officer of Ferrous and Coal, who upon election have declared that they are completely unrestricted from the exercise of their functions, pursuant to article 147 of Law 6404/76 (the Brazilian Corporations Law) and will hold interim offices until May 26, 2019; (ii) the appointment of Mr. MARK JAMES TRAVERS, Canadian, married, lawyer, bearer of Canadian Passport no. HG789704, with business address at 200 Bay Street, Royal Bank Plaza, Suite 1600, South Tower, Toronto, Canada, as Vale’s Acting Executive Director of Base Metals, conditional upon the granting of the necessary visa and work authorization by the Ministry of Labor and Employment.  Accordingly, Vale’s Executive Board will be made up of Messrs. (a) Eduardo de Salles Bartolomeo, as Acting Chief Executive Officer; (b) Alexandre Gomes Pereira, as Executive Director of Business Support; (c) Claudio de Oliveira Alves, as Acting Executive Director of Ferrous and Coal; (d) Mark James Travers, Acting Executive Officer of Base Metals; (e) Luciano Siani Pires, as Executive Director of Finance and Investor Relations; and (f) Luiz Eduardo Fróes do Amaral Osorio, as Executive Director of Sustainability and Institutional Relations; with Executive Directors Fabio Schvartsman and Gerd Peter Poppinga being temporarily removed from office.”  “3.1.2 TEMPORARY LEAVE — Considering the correspondences received today from Messrs Lucio Flavio Gallon Cavalli and Silmar Magalhães Silva (i) taking notice of Recommendation No. 11/2019 of the Federal Public Ministry and the Public Prosecutor’s Office of the State of Minas Gerais, together with the Federal Police and the Civil Police of the State of Minas Gerais, whereby these authorities recommended that Messrs. Cavalli and Silva temporarily step down from their respective positions as Director of Planning and Development of Ferrous and Coal and Operations Director of the Vale’s Southeast Corridor Director of Planning and Development of Ferrous and Coal and Operations Director of the Vale’s Southeast Corridor (ii) noting that they are absolutely convinced that they have always acted within the strictest legality in the exercise of their functions, and (iii) requesting temporary leave from their positions until the authorities conclude their investigations into the causes and circumstances of the rupture of the B1 dam at the Córrego do Feijão Mine in the city of Brumadinho in Minas Gerais, as stated in the  aforementioned correspondences included as Annexes III and IV in these minute, the Board of Directors accepted these executives’ requests for temporary leave from their positions.”  I attest that the above resolutions are extracted from the minutes in the Meeting Minutes Book of the company’s Board of Directors.

Rio de Janeiro, March 2, 2019.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 4th, 2019		Director of Investor Relations